Exhibit (a)(1)(xi)

RED ROBIN GOURMET BURGERS, INC.

OFFER TO PURCHASE OUTSTANDING STOCK OPTIONS FOR CASH

FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES

RESPONDING TO REQUESTS FOR ADDITIONAL DOCUMENTS

[               , 2009]

To: [Eligible Employee]

From: Stock Option Tender Offer Administration

Re:  Request for Additional Documents

Please find [enclosed] [attached] the following documents that you have requested from Red Robin Gourmet Burgers, Inc. (the “Company”) in connection the Company’s offer to purchase outstanding stock options for cash (the “Offer”):

[Insert Documents Provided to Eligible Employee]

If you have any questions about the enclosed documents or the Offer, please send an e-mail to StockOptionTenderOffer@redrobin.com.  You may also call (866) 316-1897.  You will have the ability to leave a voice message at this number.